UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58

                                 MARCH 31, 2000

                                  CINERGY CORP.
                             139 EAST FOURTH STREET
                             CINCINNATI, OHIO 45202


















*Inquiries concerning this Form U-9C-3 should be directed to:

                               Bernard F. Roberts
                                 Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 287-2090

                                TABLE OF CONTENTS

 ITEM                                                                    PAGE
NUMBER                                                                  NUMBER

  1      Organization Chart . . . . . . . . . . . . . . . . . . . . .      1
  2      Issuances and Renewals of Securities and Capital
           Contributions. . . . . . . . . . . . . . . . . . . . . . .      7
  3      Associate Transactions
           Part I - Transactions Performed by Reporting Companies on
             Behalf of Associate Utility Companies. . . . . . . . . .      9
           Part II - Transactions Performed by Associate Utility
             Companies on Behalf of Reporting Companies . . . . . . .     10
  4      Summary of Aggregate Investment. . . . . . . . . . . . . . .     11
  5      Other Investments. . . . . . . . . . . . . . . . . . . . . .     13
  6a     Financial Statements . . . . . . . . . . . . . . . . . . . .     14
  6b     Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . .     14

         Signatures . . . . . . . . . . . . . . . . . . . . . . . . .     15




                           ITEM 1. ORGANIZATION CHART

                                                ENERGY OR                                     PERCENTAGE OF
                                               GAS-RELATED       DATE OF        STATE OF         VOTING              NATURE OF
                                                 COMPANY       ORGANIZATION   ORGANIZATION   SECURITIES HELD         BUSINESS
                                               -----------     ------------   ------------   ---------------         --------

NAME OF REPORTING COMPANY
(Indentation indicates subsidiary
 relationship)

CINERGY CORP. ("CINERGY")

 NTH POWER TECHNOLOGIES FUND II, L.P. (New)(1) Energy-Related    02/05/2000      California         **         Investing in Utility
                                                                                                               Related Technologies

 CINERGY INVESTMENTS, INC. ("INVESTMENTS")

  CINERGY SUPPLY NETWORK, INC. ("SUPPLY")(2)   Energy-Related    01/14/1998      Delaware          100%        Utility Materials
                                                                                                               Brokering Services

    RELIANT SERVICES, LLC ("RELIANT")(3)       Energy-Related    06/25/1998      Indiana            50%        Utility Facilities
                                                                                                               Location and
                                                                                                               Construction Services

  CINERGY CAPITAL & TRADING, INC.              Energy-Related    10/08/1992      Indiana           100%        Marketing and Trading
    ("CAPITAL &  TRADING")(4)                                                                                  Energy Commodities

    CINCAP IV, LLC ("CINCAP IV")(5)            Energy-Related    12/03/1997      Delaware           10%        Marketing and Trading
                                                                                                               Energy Commodities

    CINCAP V, LLC ("CINCAP V") (6)             Energy-Related    07/21/1998      Delaware           10%        Marketing and Trading
                                                                                                               Energy Commodities

    CINERGY MARKETING & TRADING, LLC           Energy-Related    10/27/1995      Delaware          100%        Marketing and Trading
     ("MARKETING & TRADING") (7)                                                                               Energy Commodities

    CINPOWER I, LLC ("CINPOWER") (8)           Energy-Related    06/12/1998      Delaware          100%        Marketing and Trading
                                                                                                               Energy Commodities

 CINERGY ENGINEERING, INC. ("ENGINEERING") (9) Energy-Related    03/28/1997      Ohio              100%        Engineering and Other
                                                                                                               Technical Services

 CINERGY TECHNOLOGY, INC. (10)                 Energy-Related    12/12/1991      Indiana           100%        Commercialization of
                                                                                                               Utility Technology

 ENERTECH ASSOCIATES, INC. ("ENERTECH")* (11)  Energy-Related    10/26/1992      Ohio              100%        Utility Management
                                                                                                               Consulting Services

 CINERGY SOLUTIONS, INC.  ("SOLUTIONS")

  CINERGY CUSTOMER CARE, INC.* (12)            Energy-Related    08/21/1998      Delaware          100%        Billing Services

  CINERGY EPCOM, LLC (13)                      Energy-Related    08/20/1999      Delaware          100%        Utility Related
                                                                                                               Engineering and Other
                                                                                                               Services

  CINERGY EPCOM COLLEGE PARK, LLC (14)         Energy-Related    08/20/1999      Delaware          100%        Utility Related
                                                                                                               Engineering and Other
                                                                                                               Services

  CINERGY SOLUTIONS OF GOLDEN, INC.* (15)      Energy-Related    03/22/1999      Delaware          100%        Qualifying Facilities

  CINERGY SOLUTIONS OF TUSCOLA, INC. (16)      Energy-Related    10/13/1998      Delaware          100%        Qualifying Facilities

  ENERGY EQUIPMENT LEASING LLC* (17)           Energy-Related    11/12/1998      Delaware           49%        Leasing of Energy
                                                                                                               Related Assets

  TRIGEN-CINERGY SOLUTIONS LLC
  ("TRIGEN-CINERGY")(18)                       Energy-Related    02/18/1997      Delaware           50%        Preliminary
                                                                                                               Development of
                                                                                                               Qualifying Facilities

  TRIGEN-CINERGY SOLUTIONS OF ASHTABULA,
  LLC (19)                                     Energy-Related    06/02/1999      Delaware           49%        Qualifying Facilities

  TRIGEN-CINERGY SOLUTIONS OF BALTIMORE
  LLC (20)                                     Energy-Related    11/10/1998      Delaware           49%        Qualifying Facilities

  TRIGEN-CINERGY SOLUTIONS OF BOCA RATON
  LLC (21)                                     Energy-Related    09/04/1998      Delaware           51%        Thermal Energy

  TRIGEN-CINERGY SOLUTIONS OF CINCINNATI
  LLC (22)                                     Energy-Related    08/29/1997      Ohio               51%        Chilled Water

  TRIGEN-CINERGY SOLUTIONS OF COLLEGE PARK,
  LLC (23)                                     Energy-Related    02/18/1999      Delaware           49%        Energy Services

  TRIGEN-CINERGY SOLUTIONS OF DANVILLE
  LLC* (24)                                    Energy-Related    11/29/1999      Delaware           49%        Qualifying Facilities

  TRIGEN-CINERGY SOLUTIONS OF ILLINOIS
  L.L.C.* (25)                                 Energy-Related    04/17/1997      Delaware           49%        Qualifying Facilities

  TRIGEN-CINERGY SOLUTIONS OF LANSING
  LLC (26)                                     Energy-Related    11/03/1999      Delaware           51%        Energy Services

    TRIGEN-CINERGY SOLUTIONS-USFOS OF
    LANSING LLC (27)                           Energy-Related    11/03/1999      Delaware         40.8%        Energy Services

  TRIGEN-CINERGY SOLUTIONS OF ORLANDO
  LLC (28)                                     Energy-Related    06/12/1998      Delaware           51%        Chilled Water

  TRIGEN-CINERGY SOLUTIONS OF OWINGS
  MILLS LLC (29)                               Energy-Related    09/20/1999      Delaware           49%        Qualifying Facilities

    TRIGEN-CINERGY SOLUTIONS OF OWINGS MILLS   Energy-Related    10/20/1999      Delaware           49%        Qualifying Facilities
       ENERGY EQUIPMENT LEASING, LLC (30)

  TRIGEN-CINERGY SOLUTIONS OF ROCHESTER
  LLC (31)                                     Energy-Related    10/20/1999      Delaware           49%        Energy Services

  TRIGEN-CINERGY SOLUTIONS OF SILVER GROVE
  LLC (32)                                     Energy-Related    03/18/1999      Delaware           49%        Qualifying Facilities

  TRIGEN-CINERGY SOLUTIONS OF ST. PAUL
  LLC (33)                                     Energy-Related    08/13/1998      Delaware           49%        Qualifying Facilities

  TRIGEN-CINERGY SOLUTIONS OF TUSCOLA
  LLC (34)                                     Energy-Related    08/21/1998      Delaware           49%        Qualifying Facilities


 CINERGY-CADENCE, INC. ("CINERGY-CADENCE")
 (35)                                          Energy-Related    12/27/1989      Indiana           100%        Holds Investments'
                                                                                                               19.1% Ownership
                                                                                                               Interest in Cadence

  CADENCE NETWORK, LLC ("CADENCE") (36)        Energy-Related    09/03/1997      Delaware         19.1%        Energy Management
                                                                                                               Services and
                                                                                                               Consulting Services

 CINERGY GLOBAL RESOURCES, INC.
  CINERGY GLOBAL POWER, INC.
    CINERGY GLOBAL SAN GORGONIO, INC.          Energy-Related    10/13/1998      Delaware          100%        Holds 50% Ownership
     ("SAN GORGONIO") (37)                                                                                     Interest in
                                                                                                               San Gorgonio
                                                                                                               Westwinds II, LLC

      SAN GORGONIO WESTWINDS II, LLC           Energy-Related    10/13/1998      California         50%        Qualifying Facility
       ("WESTWINDS") (38)



*    Inactive

**   Cinergy  holds  a  28.29%  limited   partnership   interest  in  Nth  Power
     Technologies Fund II, L.P.

(1) Nth Power Technologies Fund II, L.P. invests in companies developing and commercializing utility-related technologies.

(2)  Supply  brokers   transmission,   distribution  and  other  utility-related
     materials and services.

(3)  Reliant performs underground facilities location and construction services.

(4) Capital & Trading markets and trades energy commodities at wholesale together with derivative commodity instruments. Capital & Trading also markets financial restructuring services with respect to existing wholesale energy contracts. Certain subsidiaries of Capital & Trading are exempt wholesale generators; such subsidiaries did not contribute substantial revenues to Capital & Trading for periods covered by Capital & Trading's financial statements filed concurrently herewith.

(5)  CinCap IV purchases and sells electricity at wholesale.

(6)  CinCap V purchases and sells electricity at wholesale.

(7) Marketing & Trading (formerly Producers Energy Marketing, LLC) is engaged in the marketing of natural gas at wholesale.

(8) CinPower was formed to optimize economic benefits in connection with a restructured wholesale power purchase agreement.

(9) Engineering is in the business of marketing various utility-related engineering services.

(10) Cinergy   Technology,    Inc.   is   devoted   to   developing   commercial
     utility-related technology.

(11) Enertech has been inactive since 1995.

(12) Cinergy Customer Care, Inc. was formed to provide certain utility billing and/or call center services.

(13) Cinergy EPCOM,  LLC was formed in the third quarter 1999, to market various
     utility-related  engineering,  procurement,   construction,  operation  and
     maintenance functions.

(14) Cinergy EPCOM College Park, LLC was formed in the third quarter 1999, to perform various utility-related engineering, procurement, construction, operation and maintenance functions at the University of Maryland.

(15) Cinergy   Solutions  of  Golden,   Inc.  was  formed  to  acquire  existing
     cogeneration assets.

(16) Cinergy Solutions of Tuscola, Inc. oversees the operations and staffing of a combined heat and power plant in Tuscola, Illinois.

(17) Energy Equipment Leasing LLC was formed to lease, sell, or finance energy related equipment.

(18) Trigen-Cinergy engages in the preliminary development of qualifying facilities and/or thermal energy facilities; specific projects are developed and held by special purpose affiliates (listed elsewhere in Item
     1).

(19) Trigen-Cinergy Solutions of Ashtabula, LLC was formed to develop, construct, operate, and maintain energy facilities located in Ashtabula, Ohio, and to sell associated electricity and other energy-related products and services.

(20) Trigen-Cinergy Solutions of Baltimore LLC was formed to develop, construct, operate, and maintain energy facilities located in Baltimore, Maryland, and to sell associated electricity and other energy-related products and services.

(21) Trigen-Cinergy Solutions of Boca Raton LLC was formed to develop, construct, finance, operate, and maintain certain thermal energy facilities to be located in Boca Raton, Florida and to sell associated thermal and other energy-related products and services.

(22) Trigen-Cinergy Solutions of Cincinnati LLC owns and operates a district cooling business in downtown Cincinnati, Ohio.

(23) Trigen-Cinergy Solutions of College Park, LLC was formed to operate and maintain cogeneration equipment located in College Park, Maryland and owned by the University of Maryland.

(24) Trigen-Cinergy Solutions of Danville LLC was formed to acquire existing cogeneration assets.

(25) Trigen-Cinergy Solutions of Illinois L.L.C. was formed to provide energy services, including cogeneration, steam, and compressed air, at the customer's manufacturing facility in Illinois.

(26) Trigen-Cinergy Solutions of Lansing LLC was formed to enter a LLC Agreement with US Filter Operating Services, Inc. providing for the formation and management of Trigen-Cinergy Solutions - USFOS of Lansing LLC.

(27) Trigen-Cinergy Solutions-USFOS of Lansing LLC was formed to develop, construct, and operate certain energy facilities to be located at the General Motors Corporation in Lansing, Michigan.

(28) Trigen-Cinergy Solutions of Orlando LLC was formed to develop, construct, operate, and maintain a district cooling business in the city of Orlando, Florida.

(29) Trigen-Cinergy Solutions of Owings Mills LLC was formed to develop, construct, operate, and maintain certain energy facilities to be located at the Sweetheart Cup Corporation in Owings Mills, Maryland.

(30) Trigen-Cinergy Solutions of Owings Mills Energy Equipment Leasing, LLC was formed to lease, sell, or finance energy-related equipment.

(31) Trigen-Cinergy Solutions of Rochester LLC was formed to provide energy services to Kodak Park in Rochester, New York.

(32) Trigen-Cinergy Solutions of Silver Grove LLC was formed to provide energy and other services to the Lafarge Gypsum manufacturing plant in Silver Grove, Kentucky. These services will include the design, installation, and operation of a combined heat and power system.

(33) Trigen-Cinergy Solutions of St. Paul LLC was formed to develop, construct, finance, own, operate, and maintain certain energy facilities to be located in St. Paul, Minnesota and to sell associated electricity and thermal energy products and services.

(34) Trigen-Cinergy Solutions of Tuscola LLC was formed to develop, construct, operate, and maintain certain energy facilities to be located in Tuscola, Illinois and to sell associated electricity and thermal energy products and services.

(35) Cinergy-Cadence holds Investments' one-third ownership interest in Cadence.

(36) Cadence markets energy management and related consulting services to commercial customers that operate retail facilities in multiple locations across the country.

(37) San Gorgonio holds a 50% interest in San Gorgonio Westwinds II, LLC.

(38) Westwinds owns a qualifying small power production windfarm facility in California.



     ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS*

Associate Company                     Energy-Related                                 Type of                     Net Change in
Advancing Funds                   Company Receiving Funds                          Transaction              Borrowings/Contributions
                                                                                                                 (in thousands)
Investments                    Supply                                           Open account repayment              $   (240)

Investments                    Reliant Services, LLC                            Open account advance                   2,801

Investments                    Capital & Trading                                Open account repayment                (1,618)

Investments                    Engineering                                      Open account advance                       1

Investments                    Technology                                       Open account advance                     214

Investments                    Enertech                                         Open account advance                     219

Capital & Trading              CinCap IV                                        Open account advance                     187

Capital & Trading              CinCap V                                         Open account repayment                  (204)

Capital & Trading              Marketing & Trading                              Open account repayment                (1,812)

Capital & Trading              CinPower                                         Open account advance                     286

Solutions                      Cinergy EPCOM, LLC                               Open account advance                   1,229

Solutions                      Cinergy EPCOM College Park, LLC                  Open account advance                     138

Solutions                      Cinergy Solutions of Tuscola, Inc.               Open account advance                   4,740

Solutions                      Trigen-Cinergy                                   Open account advance                     683

Solutions                      Trigen-Cinergy Solutions of Ashtabula, LLC       Open account advance                   4,806

Solutions                      Trigen-Cinergy Solutions of Baltimore, LLC       Open account advance                   5,634

Solutions                      Trigen-Cinergy Solutions of Boca Raton, LLC      Open account advance                      13

Solutions                      Trigen-Cinergy Solutions of Cincinnati, LLC      Open account advance                     458

Solutions                      Trigen-Cinergy Solutions of College Park, LLC    Open account advance                     351

Solutions                      Trigen-Cinergy Solutions of Orlando LLC          Open account advance                      19

Solutions                      Trigen-Cinergy Solutions of Rochester LLC        Open account advance                   1,553

Solutions                      Trigen-Cinergy Solutions of Tuscola              Open account advance                     306

Cinergy-Cadence                Cadence                                          Capital contribution                     165

Cinergy Global Power, Inc.     San Gorgonio                                     Capital contribution                     821

Cinergy                        Nth Power Technologies Fund II, L.P.             Capital contribution                  10,000

* Item 2 excludes a net increase in guarantees issued on behalf of energy-related companies by Cinergy or its subsidiaries during the first quarter of 2000 totaling approximately $42 million. These guarantees are included in Item 4. Summary of Aggregate Investment.


                         ITEM 3. ASSOCIATE TRANSACTIONS

PART I - TRANSACTIONS PERFORMED BY REPORTING COMPANIES ON BEHALF OF ASSOCIATE UTILITY COMPANIES

                            Associate Utility                                 Direct        Indirect                      Total
  Reporting Company         Company Receiving       Types of Services         Costs          Costs       Cost of          Amount
Rendering Services (1)           Service                Rendered             Charged        Charged      Capital          Billed
                                                                                                      (in thousands)


Reliant Services, Inc.      The Cincinnati Gas      Line Locating and         $367           $ 73         $ 20            $460
                            & Electric Company         Underground
                                                  Construction Services

Reliant Services, Inc.      PSI Energy, Inc.        Line Locating and          453             90           25             568
                                                       Underground
                                                  Construction Services

Reliant Services, Inc.      The Union Light,        Line Locating and           24              5            1              30
                             Heat and Power            Underground
                               Company            Construction Services






(1) All of the services below were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May 4, 1999, exhibits B-1, B-2, and B-3).

                         ITEM 3. ASSOCIATE TRANSACTIONS
                                  (CONTINUED)


PART II -  TRANSACTIONS  PERFORMED BY ASSOCIATE  UTILITY  COMPANIES ON BEHALF OF
           REPORTING COMPANIES


Associate Utility          Reporting Company           Types of           Total
Company Rendering             Receiving                Services           Amount
   Services (1)                Services                Rendered           Billed
-----------------          -----------------           --------           ------


PSI Energy, Inc.           Cinergy EPCOM, LLC       Engineering and         $118
                                                 Construction Services

PSI Energy, Inc.           Cinergy Solutions         Specialized              51
                             Tuscola, Inc.       Maintenance Services

The Cincinnati Gas         Cinergy EPCOM, LLC       Engineering and          199
& Electric Company                               Construction Services


(1) All of the services below were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May 4, 1999, exhibits B-1 and B-2).

                     ITEM 4. SUMMARY OF AGGREGATE INVESTMENT


                                                               March 31, 2000
                                                               (in thousands)


Investments in Energy-Related Companies:

Total consolidated capitalization of Cinergy as of
  March 30, 2000                                         $6,478,798

Total capitalization multiplied by 15%                                  $971,820

Greater of $50 million or total capitalization
  multiplied by 15%                                                      971,820

Total current aggregate investment subsequent to
  March 24, 1997 (categorized by major line of
  energy-related business):
         ENERGY-RELATED BUSINESS CATEGORY "I" (1)         4,698
         ENERGY-RELATED BUSINESS CATEGORY "II" (2)       14,248
         ENERGY-RELATED BUSINESS CATEGORY "V" (3)       327,671
         ENERGY-RELATED BUSINESS CATEGORY "VI" (4)       14,517
         ENERGY-RELATED BUSINESS CATEGORY "VII" (5)      22,803
         ENERGY-RELATED BUSINESS CATEGORY "VIII" (6)     50,397
                                                         ------

TOTAL CURRENT AGGREGATE INVESTMENT                                       434,334
                                                                         -------

         Difference  between the greater of $50 million
         or 15% of capitalization  and the total
         aggregate investment of the registered holding
         company system                                                 $537,486
                                                                        ========


(1) Rule 58 defines category "i" as the rendering of energy management services and demand-side management services.

(2) Rule 58 defines category "ii" as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(3)  Rule 58 defines  category  "v" as the  brokering  and  marketing  of energy
     commodities,   including  but  not  limited  to  electricity,   natural  or
     manufactured gas and other combustible fuels.

(4) Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.

(5) Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

(6) Rule 58 defines category "viii" as the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.


                            ITEM 5. OTHER INVESTMENTS

 Major Line of Energy-Related           Other Investment in Last           Other Investment in This         Reason for Difference
          Business                           U-9C-3 Report                      U-9C-3 Report                in Other Investment
 ----------------------------           ------------------------           ------------------------         ---------------------
                                                                               (in thousands)

NONE


                    ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS


(a)  FINANCIAL STATEMENTS

Filed pursuant to Rule 104(b) on a confidential basis.

(b)  EXHIBITS

None

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       CINERGY CORP.
                                             ---------------------------------
                                                        Registrant

Dated:  May 25, 2000


                                           BY /S/    BERNARD F. ROBERTS
                                              --------------------------------
                                                     Bernard F. Roberts
                                                  Duly Authorized Officer
                                                            and
                                                 Chief Accounting Officer

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the fourth quarter of 1999 was filed with Cinergy Corp's interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Robert C. Glazier, Secretary
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Donald Mills, Executive Director
P.O. Box 615
Frankfort, KY 40602